UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of: July 2026

Commission File Number: 001-33562

PLATINUM GROUP METALS LTD.

Suite 838 - 1100 Melville Street, Vancouver BC, V6E 4A6, CANADA
Address of Principal Executive Office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [  ] Form 40-F [X]

Explanatory Note:

Platinum Group Metals Ltd. (the "Company") hereby furnishes this Amendment No. 1 to its Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on June 3, 2026 (the "Original Form 6-K").

The purpose of this amendment is to remove the first paragraph of the Exhibit Index to the Original Form 6-K, which incorporated by reference Exhibit 99.1, titled "Share Compensation Plan, Amended and Restated, dated May 28, 2026" (the "Exhibit"), into the Company's Registration Statement on Form F-10 (File No. 333-282924).

Except as set forth herein, this Amendment No. 1 does not amend, update or modify any other information contained in the Original Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLATINUM GROUP METALS LTD.

/s/ Frank Hallam
Date: July 9, 2026	Frank Hallam
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1*	Share Compensation Plan, Amended and Restated, dated May 28, 2026

* Previously filed